MURPHY CANYON ACQUISITION CORP.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

November 23, 2022

William Demarest

Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Murphy Canyon Acquisition Corp.
Form 10-K for the year ended December 31, 2021 Filed
March 29, 2022
File No. 001-41245

Dear Mr. Demarest and Mr. Esquivel:

Murphy Canyon Acquisition Corp. (“we” or the “Company”) submits this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 21, 2022, relating to the above referenced annual report of the Company.

In this letter, we have recited the comment from the Staff in bold type and have followed each comment with the Company’s response in ordinary type.

Form 10-K for the year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response

The Company’s sponsor, Murphy Canyon Acquisition Sponsor LLC (the “Sponsor”), is not a non-U.S. person and does not have substantial ties with a non-U.S. person. The Sponsor is a Delaware limited liability company and wholly owned subsidiary of Presidio Property Trust, Inc., a publicly traded Maryland corporation whose securities are traded on the Nasdaq Capital Market (“Presidio”). Each of Presidio’s officers and directors are U.S. citizens who reside in the United States and to our knowledge, based on ownership filings made with the SEC, no 5% shareholders of Presidio are non-U.S. citizens or corporations. The Sponsor’s sole officer is Jack Heilbron, its Managing Member. Mr. Heilbron is a U.S. citizen who resides in California.

I hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Avital Perlman of Sichenzia Ross Ference LLP at (212) 930-9700 or aperlman@srf.law.

Sincerely,

/s/ Adam Sragovicz
Adam Sragovicz, Chief Financial Officer